Exhibit (a)(1)
One Earth Energy, LLC
202 N. Jordan Drive, Gibson City, IL 60936
(217) 784-5321
Offer to Purchase for Cash
Up to 86 Units of its
Limited Liability Company Membership Units
At a Purchase Price of $5,525 Per Unit
THE OFFER TO PURCHASE EXPIRES AT 5 P.M., CENTRAL TIME MARCH 18, 2011.
     Questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other offering materials may be directed to Larry Brees, CFO, who will be acting as the Company’s Transfer Agent for this transaction, at (217) 784-5321 or lbrees@oneearthenergy.com, and copies of these documents will be furnished promptly at One Earth Energy, LLC’s expense.
IMPORTANT PROCEDURES
     If you want to sell your unit(s) as a part of this offer, you must complete and sign a Letter of Transmittal according to its instructions, and deliver it, together with any other documents required by the Letter of Transmittal, to the Company’s Transfer Agent. By signing the Letter of Transmittal, you will be authorizing the Secretary of the Company to act as your custodian to release your unit certificate(s) to the Company.
     TO SELL YOUR UNITS YOU MUST FOLLOW THE PROCEDURES DESCRIBED IN THIS DOCUMENT, THE LETTER OF TRANSMITTAL AND THE OTHER DOCUMENTS RELATED TO OUR OFFER.
     If you have any questions or need assistance, or require additional copies of this document or the Letter of Transmittal, you should contact Larry Brees at (217) 784-5321 or lbrees@oneearthenergy.com.
     No person has been authorized to make any recommendation on behalf of One Earth Energy, LLC as to whether unitholders should sell units pursuant to the Offer to Purchase. No person has been authorized to give any information or to make any representations in connection with the Offer to Purchase other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If given or made, the recommendation and any other information and representations must not be relied upon as having been authorized by One Earth Energy, LLC.
     Neither the Securities and Exchange Commission (the “Commission” or the “SEC”) nor any state securities commission has approved or disapproved this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of this disclosure document. Any representation to the contrary is a criminal offense.
     The date of this Offer to Purchase is February 18, 2011.

Table of Contents

SUMMARY	3
1. SPECIAL FACTORS	5
BACKGROUND AND PURPOSE OF THE OFFER AND OUR REASONS FOR PURSUING THE OFFER AS OPPOSED TO OTHER ALTERNATIVES	5
EFFECTS OF THE OFFERING	8
FORWARD-LOOKING STATEMENTS	14
2. NUMBER OF UNITS	14
3. TENDERS BY HOLDERS OF FOUR OR LESS UNITS	15
4. PROCEDURE FOR ACCEPTING OFFER	15
5. WITHDRAWAL RIGHTS	15
6. ACCEPTANCE FOR PAYMENT OF UNITS AND PAYMENT OF PURCHASE PRICE	16
7. CONDITIONS OF THE OFFER TO PURCHASE	16
8. PRICE RANGE OF UNITS; DISTRIBUTIONS	17
9. INFORMATION CONCERNING THE COMPANY, FEI AND FEI — ONE EARTH	17
FINANCIAL INFORMATION	18
PRO FORMA FINANCIAL INFORMATION	19
10. SOURCE AND AMOUNT OF FUNDS	19
11. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING UNITS	19
12. LEGAL MATTERS; REGULATORY APPROVALS	20
13. FEDERAL INCOME TAX CONSEQUENCES	21
14. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS	22
15. FEES AND EXPENSES	22
16. WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION	23
SCHEDULE I	24

To the Holders of Units of One Earth Energy, LLC:
SUMMARY
     One Earth Energy, LLC, an Illinois limited liability company (“One Earth,” the “Company,” “we,” or “us”) is providing this summary for your convenience. It highlights material information in this document, but you should realize that it does not describe all of the details of our offer to the same extent that they are described in the body of this document. We urge you to read the entire document and the related Letter of Transmittal because they contain the full details of our offer. Where helpful, we have included references to the sections of this document where you will find a more complete discussion.
     One Earth is inviting its unitholders that hold four or less units to sell his, her or its units back to One Earth for cash (“Offer to Purchase”). Set forth below are the material terms of this offer:
•	One Earth will agree to purchase up to 86 units of its common equity, which is the total number of units held by members with four or less units. See “Number of Units.”

•	One Earth will purchase these units for a price of $5,525 per unit, which is based on a premium from the price units were offered in the Company’s initial public offering. This also includes a premium on any anticipated tax payment distributions that may be paid to members that remain members of One Earth after this offering. See “Special Factors.”

•	Each unitholder must determine whether to sell his, her or its units. Unitholders must sell all of their units and will not be able to sell only part of their equity ownership. None of One Earth’s unit holders hold any fractional units. See “Number of Units” and “Procedure for Tendering Units.”

•	All units will be acquired at the same purchase price. See “Number of Units.”

•	If all of our members that own four or less units accept our Offer to Purchase, we will purchase units from 50 members. See “Number of Units” and “Tenders by Holders of Four or Less Units.”

•	The offer is not conditioned upon any minimum number of units being tendered. The offer is, however, subject to other conditions. See “Conditions of the Offer to Purchase.”

•	If you own four or less units, you must properly complete, execute and return the Letter of Transmittal by 5 p.m. Central Time on March 18, 2011 in order to sell your units to us in this offer. See “Procedure for Tendering Units.”

•	This offer is scheduled to expire at 5 p.m. Central Time on March 18, 2011 for members owning four or less units. See “Number of Units.”

•	The offering periods may be extended by One Earth by making a public announcement. See “Extension of Tender Period; Termination; Amendments.”

•	Upon the terms and subject to the conditions of the Offer to Purchase and after the Expiration Date (as defined below), One Earth will promptly pay the Purchase Price for units validly tendered. See “Withdrawal Rights.”

•	Once the offering has expired, then checks for all approved acceptances will be issued by the Company’s Transfer Agent. Payment for units accepted for payment pursuant to the Offer to Purchase will be made only after timely receipt by the Company’s Transfer Agent of a properly completed and duly executed Letter of Transmittal, with any other required documents and expiration of the offering. Payment for units may be delayed in the event of difficulty in determining the number of units properly tendered. See “Acceptance for Payment of Units and Payment of Purchase Price.”

•	One Earth expects to announce final results of the offering within three business days of the close of the offering. See “Acceptance for Payment of Units and Payment of Purchase Price.”

•	If you sell your One Earth units in the offer, you will no longer have voting rights or rights to receive any distributions and will no longer be a member of One Earth.

•	Unitholders who do not choose to participate in this offer, or are not eligible to do so, will increase their percentage ownership in One Earth. This will include the executive officers and directors of One Earth who either are not eligible for this offer or do not intend to sell any of their own units. See “Information Concerning the Company” and “Interest of Directors and Officers; Transactions and Arrangements Concerning Units.”

•	Generally, the receipt of cash by unitholders who elect to participate in the offer will be a taxable transaction for United States federal income tax purposes and your gain or loss will be dependent upon your basis. See “Federal Income Tax Consequences.”

•	Depending on the number of unitholders who elect to participate in the offer, upon completion of this transaction, the number of registered holders of One Earth common equity may be less than 300. As a result, One Earth may be eligible to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended. If a sufficient number of members do not elect to participate in the offer to result in the number of registered holders of One Earth falling below 300, One Earth anticipates it will complete this offering and then proceed with additional transactions to attempt to allow One Earth to suspend its reporting requirements with the SEC. See “Special Factors — Effects of the Offer.”

•	If One Earth suspends its reporting requirements with the SEC, it will no longer be required to file periodic reports, including Forms 10-K and 10-Q, with the Securities and Exchange Commission. See “Special Factors — Effects of the Offer.”

•	One Earth has not, and does not intend to, obtain a “fairness” or similar opinion with respect to the price offered in this transaction. The board of directors believes the transaction is fair to unitholders based on the offer price and the fact that the offer is voluntary. See “Special Factors — Effects of the Offer.”

•	One Earth’s board of directors has unanimously approved this offer. However, the board of directors has not made any recommendation regarding whether you should accept this offer for your units. The directors and executive officers have advised us that they do not intend to tender any of their own units in our offer. See “Special

Factors —Effects of the Tender Offer.”

•	You may contact Larry Brees at (217) 784-5321 or lbrees@oneearthenergy.com, if you have any additional questions or need additional copies of any of these documents.
1. SPECIAL FACTORS
     BACKGROUND AND PURPOSE OF THE OFFER AND OUR REASONS FOR PURSUING THE OFFER AS OPPOSED TO OTHER ALTERNATIVES
     One Earth Energy, LLC is an Illinois limited liability company organized on November 28, 2005, for the purpose of raising capital to develop, construct, own and operate a 100 million gallon per year ethanol plant in east central Illinois near Gibson City, Illinois. References to “we,” “us,” “our,” “One Earth” and the “Company” refer to One Earth Energy, LLC. Since June 24, 2009, we have been engaged in the production of ethanol and distillers grains at the plant. While the Company conducted a public offering of its units registered with the U.S. Securities and Exchange Commission (“SEC”) under the Securities Act of 1933 in 2006-2007, the Company’s units are not registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), the Company is not listed, and there is no established public trading market for the Company’s common equity.
     Upon completion of our public offering, we did not have the 300 members which would require us to continue reporting to the SEC. Thus, we filed a Form 15 and suspended our duty to file reports with the SEC. In the interim, we approved various private transfers of our units, all of which were not for cash value. As a result of those transfers, we had over 300 holders of record and were required to again file periodic reports with the SEC, starting with our 10-K for our fiscal year ended December 31, 2009.
     Immediately prior to the commencement of the offer to purchase, there were approximately 324 holders of record of One Earth’s common equity. Approximately 50 of all holders of record held four or less units (hereinafter referred to as “eligible members”).
     The purpose of this offer is to reduce the number of unitholders of One Earth’s common equity. If, after completion of this offer, we have fewer than 300 unitholders of record, as calculated under the rules and regulations of the Exchange Act, the board of directors intends to suspend its periodic reporting requirements with the SEC and become a private company. One result of our “going private” would be that we would no longer have to file periodic reports with the Commission, as required under the Exchange Act, including, among other reports, annual reports on Form 10-K and quarterly reports on Form 10-Q. The board of directors estimates that this could result in a significant cost savings to One Earth of approximately $205,000 per year and allow management to spend more time focused on its regular business activities.

Reduction in Accounting and Auditing Expenses	$85,000
SEC Counsel	$60,000
XBRL Reporting Compliance	$50,000
SOX compliance	$5,000
Reduction in miscellaneous expenses, including printing and mailing incurred in connection with SEC periodic reporting requirements	$5,000
Total	$205,000

     If our duty to file periodic reports with the SEC is suspended, One Earth will no longer file current and periodic reports with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, unless we were again to exceed 300 members. Members will still have access to certain financial information of One Earth, as provided under our Second Amended and Restated Operating Agreement (which includes all financial statements of One Earth, which we anticipate will continue to include audited annual financial statements), but members will not receive an annual report or audited financial statements in future years if we suspend our duty to report. There will be no requirement that One Earth provides these reports and it will not be bound by any of the SEC disclosure requirements to which it is currently subject.
     If this offer does not result in One Earth qualifying to suspend its reporting requirements with the Commission, the board of directors will likely consider other alternatives to achieve that result.
     Our board of directors does not presently intend to raise capital through sales of securities in a public offering or to acquire other business entities using equity as consideration. Accordingly, we are not likely to make use of the advantages (for raising capital, effecting acquisitions or other purposes) that our status as a reporting company may offer.
     We incur direct and indirect costs associated with compliance with the Exchange Act’s filing and reporting requirements imposed on public companies. The cost of this compliance will increase significantly with the implementation of the provisions of XBRL. We are seeking to undertake the offering at this time because of the significant costs and burdens associated with compliance with XBRL and because we only recently re-triggered our reporting requirements. The cost of implementing XBRL in our filings is unduly burdensome and costly considering our size, because we do not have adequate personnel to implement the new requirements of XBRL and would incur substantial costs to enact such processes. We also incur substantial indirect costs as a result of, among other things, the executive time expended to prepare and review our public filings. As we have relatively few executive personnel, these indirect costs can be substantial.
     In light of these circumstances, our board of directors contemplated the suspension of our reporting requirements with the SEC, as such suspension would relieve us of the administrative burden, cost and competitive disadvantages associated with filing reports and otherwise complying with the requirements imposed under the Exchange Act. After discussion of its growing concern with our ability to comply with, and the expense of compliance with, XBRL, as compared to the benefit we obtain from being a publicly registered company, our board commenced an investigation into a going-private transaction in August 2010 by requesting that Steve Kelly, Larry Brees and Zafar Rizvi meet with a representative of BrownWinick, which had served as our securities legal counsel during our public offering, to discuss the process of suspending our reporting requirements with the SEC. Following the initial meeting with the BrownWinick representatives on September 1, 2010 and a general update to the board by BrownWinick thereafter, the board continued to discuss the topic at subsequent board meetings as described below.
     The matter was formally introduced to the board of directors in a meeting of the board held on September 9, 2010. A BrownWinick representative was asked to participate in the meeting and provide the board a summary of the process relating to suspension of our reporting requirements with the SEC and available alternatives to achieve such suspension. The BrownWinick representative provided a summary of the process and discussed various types of going-private transactions, and participated in a question and answer session with the board regarding those topics. Additionally, the BrownWinick representative discussed the involvement of professional advisors in the transaction, including legal counsel and the retention of an investment bank for purposes of a fairness opinion. After discussion, the board unanimously agreed to further investigate a going-private transaction.
     On October 13, 2010, the board met to discuss the possible structures for a going-private transaction including, a cash stock split, an offer to purchase and a reclassification transaction. The discussion included issues relating to the advantages and disadvantages of going private, the alternative methods of going private, and the fairness to both unitholders eligible to participate in the offering and the remaining unitholders. The board ultimately determined an offer to purchase was the best option. The board decided to select the offer to purchase over a cash stock split, so as to allow members an option on whether or not to have their units purchased, as opposed to forcing the purchase. In addition, the board determined a reclassification was inferior to an offer to purchase, because a reclassification would be a more time-consuming and costly transaction, due to the member voting requirements. At this meeting, the board determined that the completion of a going-private transaction was in the best interests of the Company and its unitholders, and that the preferred method was the completion of an offering to small unitholders to reduce the number of unitholders of the Company to less than 300, with the subsequent filing of a Form 15 to suspend the Company’s periodic reporting requirements with the SEC.
     The board met on November 10, 2010, and decided because the Company has sufficient cash to consummate the transaction, it would be prudent to reduce the number of unitholders on record to a number below the SEC reporting threshold through a unit purchase offer first to unitholders with less than five units and then if necessary, to unitholders with five units. At this meeting, the Board determined that the price of $5,525 per unit, which is the $5,000 purchase price from the Company’s initial public offering, plus a additional amount based on a potential tax payment distribution that may be paid to members that remain members after the offering, was a fair valuation for the unitholders who would be eligible to sell their units in the proposed offering. At this meeting, the board also approved the drafting of a Schedule 13E-3 to be filed with the Securities and Exchange Commission with respect to the going-private transaction.
     On November 24, 2010, the board met to approve the Schedule 13E-3, Offering Document and Letter of Transmittal with the SEC.
     On December 17, 2010, the board met with legal counsel and discussed comments received from the SEC on its offering. As a result of these comments and applicable securities regulations, the board decided to remove the prioritization and bifurcation of the offering and make one offering to all unit holders that own four or less units.
Purposes, Reasons and Alternatives of Farmers Energy — One Earth, LLC for the Offer to Purchase
     Farmers Energy — One Earth, LLC is a majority owner in One Earth. The address of its principal executive offices, and its mailing address, is 2875 Needmore Road, Dayton, Ohio 45414 and the phone number is (937) 276-3931. Under a possible interpretation of the SEC rules governing “going-private” transactions, Farmers Energy — One Earth, LLC (“FEI — One Earth”) may be deemed to be an affiliate of the Company engaged in the transaction and, therefore, required to express its reasons for the Offer to Purchase to the Company’s unaffiliated members, as defined in Rule 13e-3 of the Exchange Act. FEI — One Earth is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. For FEI — One Earth , the purpose of the Offer to Purchase is to enable the Company to again suspend its reporting requirements with the SEC, in a transaction in which the members that own four or less units will have the opportunity to be cashed out for $5,525 per unit, so the Company will bear the rewards and risks of the Offer to Purchase, however; FEI — One Earth will also benefit from the Offer to Purchase by the slight increase in its percentage ownership in the Company and the anticipated increase in value of FEI — One Earth ownership in the Company as a result of the cost-savings the Company will likely realize as a result of going private. In addition, the Offer to Purchase will allow FEI — One Earth to maintain a significant portion of its investment in the Company. FEI — One Earth received reports from its representative on the Company’s board, Zafar Rizvi, regarding the alternative structures the board considered, and FEI — One Earth agreed with the board’s reasoning for selecting the buy out option and rejecting a reclassification or unit split as alternatives.
Purposes, Reasons and Alternatives of Farmers Energy Incorporated for the Offer to Purchase
     Farmers Energy Incorporated is the parent company of FEI — One Earth and the address of its principal executive offices, and its mailing address, is 2875 Needmore Road, Dayton, Ohio 45414 and the phone number is (937) 276-3931. Under a possible interpretation of the SEC rules governing “going-private” transactions, Farmers Energy Incorporated (“FEI”) may be deemed to be an affiliate of the Company engaged in the transaction and, therefore, required to express its reasons for the Offer to Purchase to the Company’s unaffiliated members, as defined in Rule 13e-3 of the Exchange Act. FEI is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. For FEI, the purpose of the Offer to Purchase is to enable the Company to again suspend its reporting requirements with the SEC, in a transaction in which the members that own four or less units will have the opportunity to be cashed out for $5,525 per unit, so the Company will bear the rewards and risks of the Offer to Purchase, however; FEI will also benefit from the Offer to Purchase by the slight increase in FEI — One Earth’s percentage ownership in the Company and the anticipated increase in value of FEI — One Earth’s ownership in the Company as a result of the cost-savings the Company will likely realize as a result of going private. In addition, the Offer to Purchase will allow FEI — One Earth to maintain a significant portion of its investment in the Company. FEI received reports from FEI — One Earth’s representative on the Company’s board, Zafar Rizvi, regarding the alternative structures the board considered, and FEI agreed with the board’s reasoning for selecting the buy out option and rejecting a reclassification or unit split as alternatives.
EFFECTS OF THE OFFERING
     We anticipate all units purchased under this offer will be retired. Also, if all 86 units are purchased by us, we expect to pay approximately $475,150 in the aggregate to purchase these units. As a result, we do not believe the completion of this offer will have any material effect on our financial condition or results of operations. No changes in our executive officers or board of directors are anticipated to result from this offer. In addition, FEI and FEI — One Earth anticipate the offer will not have a material effect on FEI — One Earth’s holdings in One Earth, including its interest in the net book value and net earnings of One Earth.
     Even if the offer is fully subscribed, the impact on the book value per unit and earnings per unit of One Earth’s common units will not be material. As of September 30, 2010, the book value per unit of One Earth’s common equity was approximately $6,310.79. As adjusted to take into account the results of the offer as if it had been completed as of September 30, 2010, the book value per unit of our common equity would be approximately $6,315.39. This represents a 0.08% increase in the book value per unit of our common equity as a result of the successful completion of the offer. This offer will impact One Earth’s earnings per unit on a going forward basis. The impact on earnings per unit would reflect the loss of earning assets resulting from transaction costs and unit purchases as a result of this offer, offset when calculating the per unit ratio by reduction in units of One Earth’s common equity outstanding. We estimate that the offer’s impact on both basic and diluted loss per unit on a pro forma basis annually to be an increase of approximately $5.12, when using the exact unit number for purposes of calculating earnings per unit (please note, in our annual report on Form 10-K for the year ended December 31, 2009, we rounded our units outstanding to 14,000, which when rounding in this manner, the earnings per unit calculation would be the same both before and after our anticipated purchase of a maximum of 86 units). The calculation of earnings per unit excludes any estimated cost savings that may result if One Earth goes private.
     Suspension of Periodic Reporting with the SEC. If the offering results in the number of One Earth’s unitholders of record falling below 300, One Earth will be eligible to suspend its periodic reporting requirements with the SEC under the Exchange Act. If One Earth becomes eligible to suspend its reporting requirements, it will do so. Going private will have a number of consequences to One Earth, its affiliates and its unitholders.
     If our duty to file periodic reports with the SEC is suspended, One Earth will no longer file current and periodic reports with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, unless we were again to exceed 300 members. Members will still have access to certain financial information of One Earth, as provided under our Second Amended and Restated Operating Agreement, but members will not receive an annual report or audited financial statements in future years if we suspend our duty to report. There will be no requirement that One Earth provides these reports and it will not be bound by any of the SEC disclosure requirements to which it is currently subject.
     One Earth sees the primary benefit of deregistration being the substantial reduction in expenses associated with being an SEC-reporting company. It believes that if it were not subject to the SEC reporting requirements next year, the amounts for the anticipated expenses for that year would be substantially reduced by approximately $205,000. These amounts do not include the substantial amount of time employees and management would have to devote to SEC reporting requirements. Additionally, because there is no market for trading the Company’s units, the public disclosures required by the SEC may have little or no bearing on unitholders’ investment decisions. Indeed, One Earth sees that the public disclosures are arguably a detriment to the Company and its unitholders insofar as such disclosures may enhance competitors’ understanding of the Company’s business strategy and conditions, and alter the balance of information between the Company and various parties with whom the Company transacts business.
     Following deregistration, One Earth’s affiliates (that is, its directors, executive officers and greater than 10% unitholders) will be unable to rely on Rule 144 under the Securities Act of 1933, as amended, as a consequence of One Earth no longer filing reports with the SEC, unless One Earth chooses to make public certain information required by the rule. This, however, will not have a practical impact on our affiliates because there is no established trading market for the Company’s units.
     All One Earth unitholders who do not accept this offer to have their units purchased, or are not eligible to participate in this offering, will benefit from the expense reduction resulting from suspending our reporting requirements. However, you should be aware that it may be detrimental to you as a One Earth unitholder that as a result of suspension of our reporting requirements, public information regarding One Earth will be reduced substantially.
     There can be no assurance that the number of unitholders after completion of this offering will be fewer than 300. If the Company is not able to reduce its unitholder base below 300, it will consider other options to achieve this result.
     Effect on Affiliated and Non-Affiliated Unitholder Proportionate Interests. As a group, One Earth’s affiliates, including officers, directors and holders of 10% or more of the Company’s units, beneficially owned 10,571 units or approximately 76.7% of the units of common stock outstanding as of February 18, 2011. Assuming all units eligible to be purchased in the offer are purchased, the affiliates’ proportionate ownership interest will increase only slightly to 77.2% of the outstanding units. The proportionate ownership of remaining non-affiliated unitholders, as a group, will correspondingly be reduced by 0.5% from 23.3% to 22.8%.
     With fewer units outstanding and the resulting reduction in unitholders’ equity, and assuming earnings remain the same, all non-participating unitholders will benefit from the offering from an increase in percentage of equity ownership. Basic and diluted income per unit for the year ended December 31, 2009 were both $814.88, if you use the exact unit number for the calculation (please note, in our annual report on Form 10-K for the year ended December 31, 2009, we rounded our units outstanding to 14,000, which when rounding in this manner, the earnings per unit calculation would be the same both before and after our anticipated purchase of a maximum of 86 units). After giving effect to the offering and assuming the maximum number of units are purchased, these amounts would both increase to $820.00 per unit (again, using the exact number of units outstanding).
     Potential Benefits Foregone by Tendering Unitholders. After consummation of the purchase offer, unitholders who sell their units will not have the opportunity to participate in the potential growth of future earnings and the value of One Earth. Conversely, after completion of the offering, unitholders who tender their units will not face the risk of losses generated by One Earth’s operations or any decrease in the value of One Earth’s common equity.
     Effect on One Earth’s Business. Aside from ceasing to be an SEC-reporting company, if it becomes eligible to do so, the completion of the purchase offer is not expected to have a material impact on the conduct of One Earth’s business. One Earth will continue to operate its plant to produce ethanol.
     Federal Income Tax Consequences. If you sell your units in the purchase offer, the receipt of cash by you in exchange for your units will be a taxable transaction for United States federal income tax purposes and may be for state and local income tax purposes as well. Your gain or loss will be dependent upon your basis. One Earth and non-participating unitholders will not incur any federal income tax liability as a result of completion of the purchase offer.
     The Board Of Directors Believes The Offer Is Fair To Both Unaffiliated Unitholders Who Participate In The Offer As Well As Unaffiliated Unitholders Who Remain Unitholders After Completion Of The Offer.
     The board of directors of One Earth, in deciding to approve the purchase offer, determined that the offer was fair to unaffiliated unitholders. In making this determination, the board of directors considered factors they believed favored the fairness of the transaction, as well as factors that, from the perspective of an unaffiliated unitholder, may not have favored the fairness of the transaction. These factors encompassed both the fairness of the consideration to be paid (that is, the offer price of $5,525 per unit in cash) and the procedural fairness of the transaction.
Factors Favoring the Fairness of the Offer Price
•	the offer price is based on the price of units in the Company’s initial public offering plus the payment of a distribution, which may be paid as a tax payment distribution to members after the offering expires;

•	the offer price relative to historical unit values of One Earth in its public offering;

•	the offer price relative to the board’s anticipated tax liability of no more than $340 per unit for the year 2010, resulting in the board not anticipating paying more than $500 in any potential tax payment distribution and income distribution to members that remain invested in One Earth after the offering;

•	the offer price relative to the fact that One Earth did not make any tax payment or income distributions to unitholders in its fiscal year 2009, nor has it made any distributions to members in its history;

•	the offer price relative to the otherwise almost complete illiquidity of the units, considering that no outstanding units have been exchanged for cash value to date;

•	the offer price relative to the limited time of less than two years that the Company’s plant has been in operation;

•	no brokerage commissions or other costs will be incurred by participating unitholders;

•	the struggles experienced by other producers in the ethanol industry, including several ethanol production companies that have been forced to file bankruptcy;

•	the board’s observation that most public companies units are not trading at book value;

•	the lack of distributions paid by other publicly reporting ethanol production companies; and

•	current interest rates, which the board considered in determining the offering price, as a comparison for the amount of return a member could have gotten on their investment if they had instead placed the funds in other investment vehicles, such as a certificate of deposit.
Factors Favoring the Fairness of the Procedure of the Going Private Transaction
•	the offer is voluntary; no unitholder is required to exchange his or her units for cash;

•	all unitholders are being notified of the purchase offer and the implications of the transaction on their holdings;

•	the board’s determination that the offering price is greater than the initial public offering price and any tax payment distribution that may be paid to remaining members; and

•	the fact that the going private transaction will give the small unitholders of One Earth the opportunity to have their investment returned plus a premium, on One Earth’s otherwise illiquid units.
Factors Not Favoring the Fairness of the Offer Price
•	the offer price relative to the book value of the Company’s units, which is approximately $6,310.79 per unit as of September 30, 2010; and

•	the Company’s financial condition and results of operations, including our earnings per unit and capital levels for the year ended December 31, 2009 and the first nine months of fiscal 2010, which indicate an increasing value in our units; and

•	the offer price relative to the limited time of less than two years that the Company’s plant has been operating, and if profits increase in the future, such future profits will not be realized through distributions or in this offering price for members that sell their units pursuant to this offering.
Factors Not Favoring the Fairness of the Procedure of the Going Private Transaction
•	while participation in the offer by unitholders is voluntary, unitholders will not be voting on the transaction;

•	if a sufficient number of units are sold and the Company’s periodic reporting requirements with the SEC are suspended, publicly available information regarding One Earth will be reduced significantly; and

•	the offering is not being made to unitholders of 5 or more units.
     Set forth below is a discussion of the material factors the board considered in determining that the offer price was fair.
     The board believes that based on all factors considered, a slight premium to the unit price in the Company’s registered offering is the fairest price for both unitholders who may choose to participate in the offering as well as those who choose not to participate. The board believes it gives a balance to unitholders selling (by giving a premium on the price in the initial public offering), but not such a large premium that continuing unitholders and the Company will be paying too high a price for continuing the Company.
     The offer price of $5,525 per unit is at a discount of approximately 12.44% to the net book value per unit of $6,310.79 as of September 30, 2010. The board believes that based on all factors considered, an offer price that was at a discount to net book value is the fairest price for both unitholders who may choose to participate in the offering as well as those who choose to retain their units in the Company. This belief was based on the factors discussed above and a belief that an offer price substantially higher than the book value would result in a diminution of the value of the units of unaffiliated unitholders who chose not to participate in the offering, or are ineligible to do so, while an offer price substantially lower than the book value would be unsuccessful, since unitholders could chose not to participate and undermine the Company’s plan to reduce the number of unitholders and suspend its reporting requirements. A price at a slight discount to, rather than at the book value, was chosen since it would prevent materially impacting the value of the investment of those who chose, or were required, to retain their units.
     In addition, the board considered the offer price fair based on its review of the possible returns on the investment that may have been achieved by investors if they had decided to make a different investment choice for the funds they put into One Earth. Other investment vehicles, such as certificates of deposit, are currently providing only low interest rates. An investment in another ethanol production company also would not likely have provided this return on a unit purchase, because the ethanol industry has been struggling and several ethanol production companies have been forced to file bankruptcy. Finally, the board’s review of publicly-traded companies led it to determine that most such companies’ securities were trading below book value.
     A Going Concern Value. A going concern value, which is an attempt to value a company as an operating business to another company or individual, was not performed in connection with the purchase offer. The board felt that such a valuation would not be material to its decision as to whether the offer was fair to unaffiliated unitholders because the Company itself was not for sale, and only a small percentage of the Company’s stock was being sold. One Earth will continue to operate as it always has after completion of the purchase offer.
     Liquidation Value. In determining the fairness of the offer, the board of directors did not attempt to establish the liquidation value of One Earth. The board felt that such a valuation would not be material to its decision because the purpose of the purchase offer One Earth is conducting is not to liquidate and the purchase offer will not affect its operations. For this reason, the board felt that a separate liquidation valuation was not necessary or appropriate.
     Set forth below is a discussion of the factors the board considered in determining the procedural fairness of the transaction.
     The purchase offer was unanimously approved by the board, including all of the directors who are not employees of One Earth or any of its subsidiaries.
     No vote of unitholders on the purchase offer is required under the laws of the State of Illinois, One Earth’s state of incorporation. The board believes that the transaction is procedurally fair to unaffiliated unitholders, in addition to being substantively fair with respect to the price offered. The board based those beliefs on the unanimous approval of the offer by all of the non-employee directors, which is all directors of the board, and on the following factors:
     (i) that unitholders are not compelled to participate in the purchase offer;
     (ii) that unitholders are provided with full disclosure of the terms and conditions of the offer; and
     (iii) that unitholders are afforded sufficient time to consider the offer.
     If the purchase offer results in the number of unitholders of record falling below 300, One Earth will suspend its reporting requirements under the Exchange Act. If suspension occurs, One Earth will no longer file reports with the SEC, which means that publicly available information about One Earth will be substantially reduced. Notwithstanding these consequences of going private, the board believes the purchase offer is fair to all unitholders who choose not to participate, or are not eligible to participate, in the purchase offer. One Earth only recently inadvertently re-triggered its reporting requirements with the SEC, due to the approval of certain not-for-value private transfers of units from members, and it was not the board’s intent to operate One Earth as a publicly-reporting company.
     The board of directors of One Earth is not aware of any firm offers made by any unaffiliated party during the past two years for (1) the merger or consolidation of One Earth with or into another company, (2) the sale or transfer of all or a substantial part of One Earth’s assets or (3) a purchase of One Earth’s securities that would enable the holder to exercise control of One Earth (other than the purchase by FEI — One Earth of a majority of One Earth’s units at the same time as One Earth’s initial public offering).
Position of FEI — One Earth Regarding the Fairness of the Offer to Purchase
     Under a possible interpretation of the SEC rules governing “going-private” transactions, FEI — One Earth may be deemed to be an affiliate of the Company engaged in the transaction and required to express its beliefs as to the fairness of the offer to purchase to the unaffiliated members of the Company. FEI — One Earth believes that the offer (which is the Rule 13e-3 transaction for which a Schedule 13E-3 Transaction Statement has been filed with the SEC) is substantively and procedurally fair to the Company’s unaffiliated members on the basis of the factors described under “Special Factors—Factors Favoring the Fairness of the Offer Price, Factors Favoring the Fairness of the Procedure of the Going Private Transaction, Factors Not Favoring the Fairness of the Offer Price and Factors Not Favoring the Fairness of the Procedure of the Going Private Transaction.” FEI — One Earth expressly adopts the One Earth board’s conclusion and analysis on the matters of the substantive and procedural fairness of the offer to One Earth’s unaffiliated members.
     FEI—One Earth believes that these factors provide a reasonable basis for its belief that the offer to purchase is substantively and procedurally fair to the Company’s unaffiliated unitholders. This belief should not, however, be construed as a recommendation to any of the Company’s members to accept the offer to purchase.
Position of FEI Regarding the Fairness of the Offer to Purchase
     Under a possible interpretation of the SEC rules governing “going-private” transactions, FEI may be deemed to be an affiliate of the Company engaged in the transaction and required to express its beliefs as to the fairness of the offer to purchase to the unaffiliated members of the Company. FEI believes that the offer (which is the Rule 13e-3 transaction for which a Schedule 13E-3 Transaction Statement has been filed with the SEC) is substantively and procedurally fair to the Company’s unaffiliated members on the basis of the factors described under “Special Factors—Factors Favoring the Fairness of the Offer Price, Factors Favoring the Fairness of the Procedure of the Going Private Transaction, Factors Not Favoring the

Fairness of the Offer Price and Factors Not Favoring the Fairness of the Procedure of the Going Private Transaction.” FEI expressly adopts the One Earth board’s conclusion and analysis on the matters of the substantive and procedural fairness of the offer to One Earth’s unaffiliated members.
     FEI believes that these factors provide a reasonable basis for its belief that the offer to purchase is substantively and procedurally fair to the Company’s unaffiliated unitholders. This belief should not, however, be construed as a recommendation to any of the Company’s members to accept the offer to purchase.
Reports, Opinions or Appraisals
     Neither One Earth, FEI — One Earth, nor FEI has received any report, opinion or appraisal from an outside party that is materially related to the offering.
     While the board of directors of One Earth, the executive officers of FEI — One Earth, and the board of directors of FEI, have approved this offer and believe it is substantively and procedurally fair to the unaffiliated unitholders, the board or executive offices of One Earth, the executive officers of FEI — One Earth, the board or executive officers of FEI are not making any recommendation to eligible unitholders as to whether a unitholder should participate in this offer.
FORWARD-LOOKING STATEMENTS
     This Offer to Purchase and the documents that have been incorporated herein by reference contain certain forward-looking statements and information with respect to the financial condition, results of operations, and business of One Earth. These forward-looking statements involve risks and uncertainties and are based on the beliefs and assumptions of management of One Earth and on information available to management at the time that these disclosures were prepared. These statements might be identified by the use of words such as “expect,” “anticipate,” “estimate,” and “believe,” variances of these words and other similar expressions. Readers should not place undue reliance on forward-looking statements that reflect management’s view only on the date of this offering document. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. One Earth undertakes no responsibility or obligation to update any such forward-looking statements. All subsequent written and oral forward-looking statements concerning our offer or other matters addressed in this document and attributable to us or any person acting on our behalf are qualified by these cautionary statements.
2. NUMBER OF UNITS
     Upon the terms and subject to the conditions described herein and in the Letter of Transmittal, One Earth will purchase up to 86 units (the total number of units held by eligible members) that are validly tendered on or prior to the Expiration Date (as defined below) at a price of $5,525 per unit (the “Purchase Price”). Five p.m., Central Time, on March 18, 2011, shall be herein referred to as the “Expiration Date.” The Offer to Purchase is not conditioned on any minimum number of units being tendered. The Offer to Purchase is, however, subject to certain other conditions. See Section 7.
     All units purchased pursuant to the Offer to Purchase will be purchased at the Purchase Price. All units not purchased pursuant to the Offer to Purchase will be returned to the unitholders at One Earth’s expense promptly following the Expiration Date.
     Upon the terms and subject to the conditions of the Offer to Purchase, if 86 or fewer units have been validly transmitted through the Letter of Transmittal prior to the Expiration Date, One Earth will purchase all units tendered.
     One Earth expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer to Purchase is open by making a public announcement of the extension. See Section 14. There can be no assurance, however, that One Earth will exercise its right to extend the Offer to Purchase.
     For purposes of the Offer to Purchase, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Central Time.
     Copies of this Offer to Purchase and the related Letter of Transmittal are being mailed to all record holders of units.
3. TENDERS BY HOLDERS OF FOUR OR LESS UNITS
     All units validly tendered prior to the Expiration Date by or on behalf of any unitholder who owned beneficially, as of the Expiration Date, four or less units, will be accepted for purchase. One Earth anticipates purchasing a maximum of 86 units, and does not anticipate making purchases from more than 50 members.
     Immediately prior to the commencement of the offer to purchase, there were approximately 324 holders of record of One Earth’s common stock. Of these holders, approximately 50 of all holders of record are eligible members. The total number of units beneficially held by a member will be considered when determining eligibility for this Offer to Purchase and transfers of only part of a unitholder’s units will not be allowed under this Offer to Purchase.
4. PROCEDURE FOR ACCEPTING OFFER
     To tender units validly pursuant to the Offer to Purchase, a properly completed and duly executed Letter of Transmittal or facsimile thereof, together with any other documents required by the Letter of Transmittal, must be received by the Company’s Transfer Agent and certificates for the units to be tendered must be in the Transfer Agent’s possession on or prior to the Expiration Date.
     A properly completed and duly executed Letter of Transmittal, together with any other required documents, must, in any case, be transmitted to and received by Larry Brees, the Company’s Transfer Agent, at 202 N. Jordan Drive, Gibson City, IL 60936 on or prior to the Expiration Date.
     For a discussion of material federal income tax consequences to tendering unitholders, see Section 13. Unitholders are urged to consult with their own tax advisors.
     All questions as to the Purchase Price, the form of documents, the number of units to be accepted and the validity, eligibility (including time of receipt) and acceptance for payment of any units will be determined by One Earth, in its sole discretion, which determination shall be final and binding on all parties. One Earth reserves the absolute right to reject any or all purchases of units that it determines are not in proper form or the acceptance for payment of or payment for units that may, in the opinion of One Earth’s counsel, be unlawful. One Earth also reserves the absolute right to waive any defect or irregularity in any purchase of any particular units. One Earth, specifically including Larry Brees, serving as the Company’s Transfer Agent, or any other person is not or will not be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any notice.
     A properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the Company’s Transfer Agent.
5. WITHDRAWAL RIGHTS
     If on the Expiration Date, you have submitted a Letter of Transmittal to the Company’s Transfer Agent and have not revoked such Letter of Transmittal, your acceptance of the Offer to Purchase becomes irrevocable by you. If prior to the Expiration Date, you have submitted a Letter of Transmittal to the Company’s Transfer Agent, but you wish to revoke your Letter of Transmittal, you may do so by providing your intent to revoke to the Company’s Transfer Agent in writing prior to the Expiration Date.

6. ACCEPTANCE FOR PAYMENT OF UNITS AND PAYMENT OF PURCHASE PRICE
     Upon the terms and subject to the conditions of the Offer to Purchase and after the Expiration Date, One Earth will promptly pay the Purchase Price for units validly tendered. Payment for units accepted for payment pursuant to the Offer to Purchase will be made only after timely receipt by the Company’s Transfer Agent of a properly completed and duly executed Letter of Transmittal, with any other required documents.
     For purposes of the Offer to Purchase, One Earth shall be deemed to have accepted for payment (and thereby purchased), subject to conditional tenders, units that are validly tendered as, if and when it gives oral or written notice to the Company’s Transfer Agent of One Earth’s acceptance for payment of the units. Under no circumstances will interest be paid on amounts to be paid to tendering unitholders, regardless of any delay in making the payment.
     Payment for units may be delayed in the event of difficulty in determining the number of units properly tendered. See Section 2. In addition, if certain events occur, One Earth may not be obligated to purchase units pursuant to the Offer to Purchase. See Section 7.
7. CONDITIONS OF THE OFFER TO PURCHASE
     Notwithstanding any other provision of the Offer to Purchase, One Earth will not be required to accept for payment or pay for any units tendered, and may terminate, amend or postpone (subject to the requirements of the Exchange Act) the acceptance for payment of units tendered, if at any time at, or before, the expiration date of the offer any of the following shall have occurred:
          (a) there shall have been instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that (i) challenges the acquisition of units pursuant to the Offer to Purchase or otherwise in any manner relates to or affects the Offer to Purchase or (ii) in the reasonable judgment of One Earth, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of One Earth;
          (b) there shall have been any action pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer to Purchase or One Earth, by any legislative body, court, authority, agency or tribunal which, in One Earth’s reasonable judgment, would or “could result in” or “had the ability to” (i) make the acceptance for payment of, or payment for, some or all of the units illegal or otherwise restrict or prohibit consummation of the Offer to Purchase, (ii) delay or restrict the ability of One Earth, or render One Earth unable, to accept for payment or pay for some or all of the units, or (iii) materially and adversely affect the business, condition (financial or other), income, operations or prospects of One Earth;
          (c) it shall have been publicly disclosed or One Earth shall have learned that (i) any person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding units whether through the acquisition of equity, the formation of a group, the grant of any option or right, or otherwise (other than as disclosed in a Schedule 13D or 13G on file with the SEC by the Expiration Date) or (ii) any such person or group that on or prior to the Expiration Date had filed such a Schedule with the SEC thereafter shall have acquired or shall propose to acquire, whether through the acquisition of equity, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional units representing 2% or more of the outstanding units;
          (d) there shall have occurred (i) any material decline in the value of the units or in the general level of market prices of equity securities in the United States or abroad, (ii) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on One Earth’s business, condition (financial or otherwise), income, operations, prospects or ability to obtain financing generally, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer to Purchase, in One Earth’s reasonable judgment, a material acceleration or worsening thereof;
          (e) a tender or exchange offer with respect to some or all of the units (other than the Offer to Purchase), or a merger, acquisition or other business combination proposal for One Earth, shall have been proposed, announced or made by another person or group (within the meaning of Section 13(d)(3) of the Exchange Act);
          (f) there shall have occurred any event or events that has resulted, or may in the reasonable judgment of One Earth result in an actual material and adverse change in the business, condition (financial or other), income, operations, stock ownership or prospects of One Earth; or
          (g) in the reasonable judgment of One Earth, such event or events make it undesirable or inadvisable to proceed with the Offer to Purchase or with such acceptance for payment.
     The foregoing conditions are for the reasonable benefit of One Earth and may be asserted by One Earth regardless of the circumstances (other than as a result of any action or inaction by One Earth) giving rise to any of these conditions, and any such condition may be waived by One Earth, in whole or in part, at any time and from time to time in its reasonable discretion. The failure by One Earth at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each of these rights shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by One Earth concerning the events described above will be final and binding on all parties.
8. PRICE RANGE OF UNITS; DISTRIBUTIONS
     There is no established public trading market for the Company’s common equity. In the absence of a public market, the fair value of the Company’s common equity is determined by the Company’s board of directors.
     The Company has not declared or paid any distributions to its members since its formation.
9. INFORMATION CONCERNING THE COMPANY, FEI AND FEI — ONE EARTH
     One Earth, an Illinois limited liability company, operates a 100 million gallon per year ethanol plant. The main office of One Earth is located at 202 N. Jordan Drive, Gibson City, IL 60936.
     One Earth has not been convicted of any criminal act during the past five years. Further, One Earth has not been a party to any judicial or administrative proceeding during the last five years that resulted in a judgment, order or final decree enjoining One Earth from any future violations of, or prohibiting activities subject to, any federal or state securities laws.

     FEI — One Earth was formed in Ohio in July 2006. FEI — One Earth is in the business of investing in the Company. FEI — One Earth conducts its businesses from its principal offices in Dayton, Ohio.
     FEI — One Earth has not been convicted of any criminal act during the past five years. Further, FEI — One Earth has not been a party to any judicial or administrative proceeding during the last five years that resulted in a judgment, order or final decree enjoining FEI — One Earth from any future violations of, or prohibiting activities subject to, any federal or state securities laws.
     FEI was formed in Delaware in April 2006. FEI is in the business of investing in ethanol production companies. FEI conducts its businesses from its principal offices in Dayton, Ohio.
     FEI has not been convicted of any criminal act during the past five years. Further, FEI has not been a party to any judicial or administrative proceeding during the last five years that resulted in a judgment, order or final decree enjoining FEI from any future violations of, or prohibiting activities subject to, any federal or state securities laws.
Recent Unit Repurchases
     One Earth has not previously repurchased any of its units.
FINANCIAL INFORMATION
     The information set forth in (1) the sections entitled “Item 8. Financial Statements and Supplementary Data” on pages F-1 to F-14 of the Company’s annual report on Form 10-K for the year ended December 31, 2009 and (2) the section entitled “Item 1. Financial Statements” on pages 3 to 13 of One Earth’s quarterly report on Form 10-Q for the quarter ended September 30, 2010 is incorporated by reference into this Item 9. Copies of this report may be obtained as described in Section 16 of this Offer to Purchase. Please see the section below entitled “Incorporation of Certain Documents by Reference.”
     Book Value Per Unit. The book value per unit of our common equity at the end of the three months period ended September 30, 2010 (the date of our most recent balance sheet presented) is $6,310.79.
     Summary Financial Information.

	12/31/08	12/31/09	9/30/10

ASSETS
CURRENT ASSETS	70,615.00	26,701,260.80	33,031,342.23
NON-CURRENT ASSETS	130,037,934.88	150,582,803.18	145,790,777.06

TOTAL ASSETS	$130,108,549.88	$177,284,063.98	$178,822,119.29

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES	12,111,980.86	13,779,758.37	14,770,165.66
NON-CURRENT LIABILITIES	59,450,985.62	93,728,795.90	77,082,757.78

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$130,108,549.88	$177,284,063.98	$178,822,119.29

			Nine Months
	Year Ended	Year Ended	Ended
	December 31,	December 31,	September 30,
	2008	2009	2010

Sales	$—	$98,190,006.24	$159,178,550.18

Cost of Sales		84,056,953.38	135,674,177.56

Gross Profit		14,133,052.86	23,504,372.62

Administrative Expenses	336,571.74	902,904.30	819,149.30

Operating Income/(Loss)	(336,571.74)	13,230,148.56	22,685,223.32

Other Income/Expense	(4,489,757.49)	(2,000,222.25)	(5,491,537.18)

INCOME (LOSS)	($4,826,329.23)	$11,229,926.31	$17,193,686.14

			Nine Months
			Ended
	Year Ended	Year Ended	September 30,
	2008	2009	2010

Interest Expensed	$—	$1,885,951.66	$2,132,420.28
Interest Capitalized	1,080,147.71	1,530,126.38	—
Deferred Fin. Charge Amortization	—	139,599.68	256,431.56
Net Income (Loss)	(4,826,329.23)	11,229,926.31	17,193,686.14

Earnings	$(4,826,329.23)	$13,255,477.65	$19,582,537.98

Ratio of Earnings to Fixed Charges	-4.468	3.728	8.197
PRO FORMA FINANCIAL INFORMATION
     We do not expect our use of approximately $135,000, in legal and other administrative expenses, to complete the Purchase Offer to have any material adverse effect on our capitalization, liquidity, results of operations or cash flow. Please see the section entitled “Fees and Expenses.” We expect to finance the Purchase Offer with cash on hand.
10. SOURCE AND AMOUNT OF FUNDS
     Assuming that One Earth purchases the maximum of 86 units pursuant to the Offer to Purchase at the price of $5,525 per unit, the total amount required by One Earth to purchase the units will be $475,150, exclusive of fees and other expenses. One Earth will fund this purchase through cash on hand.
11. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING UNITS

     As of February 18, 2011, One Earth had 13,781 units issued and outstanding. The 86 units that One Earth is offering to purchase represents approximately 0.6% of the total outstanding units. As of February 18, 2011, One Earth’s directors and executive officers as a group beneficially owned an aggregate of 10,571 units representing approximately 76.7% of the outstanding units. Directors, officers and employees of One Earth who own units may participate in the Offer to Purchase on the same basis as One Earth’s other unitholders, to the extent they are eligible, however, no directors or officers intend to participate.
     Assuming One Earth purchases 86 units pursuant to the Offer to Purchase, and none of the directors or executive officers of One Earth tender any units pursuant to the Offer to Purchase, then after the purchase of units pursuant to the Offer to Purchase, One Earth’s executive officers and directors as a group would own beneficially approximately 77.2% of the outstanding units.
     Neither One Earth, and to the best of One Earth’s knowledge, nor any of One Earth’s directors and executive officers, or any affiliate of any of the foregoing, had any transactions involving the units during the 60 days prior to the date hereof.
     Neither of One Earth, to the best of One Earth’s knowledge, nor any of its affiliates, directors or executive officers, or any of the directors or executive officers of any of its affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer to Purchase with respect to any securities of One Earth including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.
     Except as disclosed in this Offer to Purchase, One Earth, its directors and executive officers have no current plans or proposals which relate to or would result in:
•	the acquisition by any person of additional securities of One Earth or the disposition of securities of One Earth;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving One Earth;

•	a purchase, sale or transfer of a material amount of assets of One Earth;

•	any material change in the present board of directors or management of One Earth;

•	any material change in the present distribution policy, or indebtedness or capitalization of One Earth;

•	any other material change in One Earth’s corporate structure or business; or

•	any change in One Earth’s Articles of Organization or Operating Agreement or any actions which may impede the acquisition of control of One Earth by any person.
12. LEGAL MATTERS; REGULATORY APPROVALS
     One Earth is not aware of any license or regulatory permit that appears to be material to One Earth’s business that might be adversely affected by One Earth’s acquisition of units as contemplated in this Offer to Purchase or of any approval or other action by, or any filing with, any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of units by One Earth as contemplated in this Offer to Purchase. Should the approval or other action be required, One Earth presently contemplates that the approval or other action will be sought. One Earth is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for units tendered pursuant to the Offer to Purchase pending the outcome of any matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any approval or other action might not result in adverse consequences to One Earth’s business. One Earth’s obligations under the Offer to Purchase to accept for payment and pay for units is subject to certain conditions. See Section 7.
13. FEDERAL INCOME TAX CONSEQUENCES
     General. The following is a discussion of the material United States (“U.S.”) federal income tax consequences to U.S. unitholders with respect to a sale of their units to One Earth pursuant to the Offer to Purchase. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, Internal Revenue Service (“IRS”) rulings and other administrative interpretations, and judicial decisions, all in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) by subsequent legislative, administrative, or judicial action. One Earth has neither requested nor obtained a written opinion of counsel or a ruling from the IRS with respect to the U.S. federal income tax consequences of the Offer to Purchase, and the following summary is not binding on the IRS or any court. As a result, the IRS could adopt a contrary position, and such position could be sustained in court.
     The discussion does not address all aspects of U.S. federal income taxation that may be relevant to a unitholder in light of the unitholder’s particular circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws (such as a non-U.S. unitholder, certain financial institutions, tax-exempt organizations, insurance companies, brokers or dealers in securities or currencies, mutual funds, employee benefit plans, unitholders holding units as part of a conversion transaction, a hedge or hedging transaction, a straddle, an appreciated financial position, or any other risk reduction strategy, unitholders who acquired units pursuant to exercising an option or right or otherwise as compensation or that were or are subject to forfeiture, or holders that are partnerships or other pass-through entities or investors in partnerships or other pass-through entities). The discussion below does not consider the effect of any foreign, state, local, or other tax laws that may apply to unitholders. The discussion only addresses unitholders who hold units as “capital assets” within the meaning of Section 1221 of the Code. The discussion assumes that One Earth is currently taxed, and has always been taxed since inception, as a partnership for U.S. federal income tax purposes.
     Each unitholder should consult his or her own tax advisor as to the particular U.S. federal income tax consequences to that unitholder tendering units pursuant to the Offer to Purchase and the applicability and effect of any state, local, or foreign tax laws and recent changes in applicable tax laws.
     For purposes of this summary, a “U.S. unitholder” is a beneficial owner of units that for U.S. federal income tax purposes is (1) a citizen or resident of the U.S., (2) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the U.S. or any state in the U.S., or (3) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
     U.S. Federal Income Tax Consequences of the Offer to Purchase to the Unitholders. Generally, a unitholder who sells units back to One Earth pursuant to the Offer to Purchase will be treated as receiving a distribution from One Earth in complete liquidation of his, her or its units in One Earth. A unitholder will recognize gain for U.S. federal income tax purposes upon receiving cash in the Offer to Purchase in liquidation of his, her or its units to the extent (if any) that the amount of cash plus the unitholder’s share of One Earth’s liabilities exceeds the unitholder’s basis in his or her units. If the amount of cash a unitholder receives in liquidation of his or her units plus the unitholder’s share of One Earth’s liabilities is less than the unitholder’s basis in his or her units, the unitholder will recognize a loss in the amount of that difference. This gain or loss will be capital (long-term if the units were held for more than one year) or ordinary, depending on the type and value of the assets held by One Earth.
     In general, a unitholder’s basis in his, her or its units equals the purchase price the unitholder paid for such units, plus (1) the amount of profits allocated to the unitholder (including any such allocation for the year in which the unitholder sells the units) and (2) the amount of any increase in the unitholder’s share of One Earth’s liabilities, less (1) the amount of losses allocated to the unitholder (including any such allocation for the year in which the unitholder sells the units), (2) the amount of distributions received by the unitholder, and (3) the amount of any reduction in the unitholder’s share of One Earth’s liabilities.
     Additional Tax Considerations. One Earth may need to decrease the tax basis in its assets by the amount of taxable loss recognized by the unitholders whose units are acquired by One Earth. If One Earth later disposes of these assets, any such decrease in tax basis could reduce the amount of taxable loss or increase the amount of taxable gain that otherwise would be recognized by the unitholders who retain their units in One Earth.
     Unitholders are urged to consult their own tax advisors regarding any possible impact on their obligation to make estimated tax payments due to recognizing any gain or loss caused by surrendering their units to One Earth pursuant to the Offer to Purchase.
     U.S. Federal Income Tax Consequences of the Offer to Purchase to FEI and FEI — One Earth.. FEI and FEI — One Earth do not anticipate they will experience any material U.S. federal income tax consequences as a result of the Offer to Purchase.
14. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS
     One Earth expressly reserves the right, in its sole discretion and at any time or from time to time, to extend the period of time during which the Offer to Purchase is open by giving oral or written notice of the extension to the Company’s Transfer Agent and making a public announcement. There can be no assurance, however, that One Earth will exercise its right to extend the Offer to Purchase. During any extension, all units previously tendered will remain subject to the Offer to Purchase. One Earth also expressly reserves the right, in its sole discretion, (i) to terminate the Offer to Purchase and not accept for payment any units not previously accepted for payment or, to postpone payment for units upon the occurrence of any of the conditions specified in Section 7 of this Offer to Purchase, by giving oral or written notice of the termination to the Company’s Transfer Agent and making a public announcement of this Offer to Purchase and (ii) at any time, or from time to time, to amend the Offer to Purchase in any respect. Amendments to the Offer to Purchase may be effected by public announcement. Material changes to information previously provided to holders of the units in this Offer to Purchase or in documents furnished subsequent to this Offer to Purchase will be disseminated to holders of units in compliance with the Exchange Act.
15. FEES AND EXPENSES
     The estimated cost and fees to be paid by One Earth in connection with the offer are as follows:

Legal fees	$125,000.00
Commission filing fee	$78.79
Printing, mailing and miscellaneous fees	$10,000.00

Total	$135,078.79
     One Earth will not pay any fees or commissions to any broker, dealer or other person pursuant to the Offer to Purchase.

16. WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION
     One Earth is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning One Earth’s directors and officers, their remuneration, options granted to them, the principal holders of One Earth’s securities and any material interest of these persons in transactions with One Earth is filed with the SEC. These reports, as well as other material, may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The Commission also maintains a website on the internet at http://www.sec.gov that contains reports, proxies and other information statements and other information regarding registrants that file electronically with the SEC.
     The Offer to Purchase is being made to all eligible holders of units. One Earth is not aware of any state in which it is making this Offer to Purchase that is prohibited by administrative or judicial action pursuant to a valid state statute. If One Earth becomes aware of any valid state statute in which it is intends to make this Offer to Purchase prohibits the making of the Offer to Purchase, One Earth will make a good faith effort to comply with the statute. If, after a good faith effort, One Earth cannot comply with the statute, the Offer to Purchase will not be made to, nor will tenders be accepted from or on behalf of, holders of units in the state.
     Any questions concerning procedures or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or other Purchase Offer materials may be directed to Larry Brees, Transfer Agent at (217) 784-5321 or lbrees@oneearthenergy.com.
ONE EARTH ENERGY, LLC
February 18, 2011

SCHEDULE I
1. Directors and Executive Officers
     Set forth below is a list of One Earth Energy, LLC’s directors and executive officers and for each, a description of the following: (i) beneficial securities ownership; (ii) current principal occupation or employment and the name, principal business address of any corporation in which the employment or occupation is conducted; and (iii) material occupations, positions, offices or employment during the past five years. Unless otherwise noted below, the business address of each of the following persons is 202 N. Jordan Drive, Gibson City, IL 60936 and the phone number is (217) 784-5321.
     Each of the individuals listed below is a United States citizen. Unless otherwise noted below, none of the following persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of the following persons has during the past five years been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Security Ownership of Management
     As of February 18, 2011, our directors and officers owned membership units as follows:

		Amount and
		Nature of
	Name and Address of	Beneficial	Percent of
Title of Class	Beneficial Owner(1)	Ownership	Class
Membership Units	Steve Kelly(2)	10 units	*	%
Membership Units	Jack Murray(3)	226 units	1.64%
Membership Units	Bruce Bastert	6 units	*	%
Membership Units	Roger Miller	5 units	*	%
Membership Units	Zafar Rizvi(4)	10,153 units	73.67%
* Less than 1%.
All Directors and Officers as a Group:		10,571 Units	76.70%

(1)	The address of the beneficial owner is deemed to be the Company’s address.

(2)	Mr. Kelly’s units are owned jointly with his wife, Kathleen Kelly.

(3)	171 units are owned by Premier Cooperative, Inc., as successor-in-interest of Fisher Farmers Grain & Coal Co., 20 units are owned by Keith Farms, 5 units are owned by JN & JM Farms and 20 units are owned by Murray Farms. Our director, Jack Murray is a principal of Premier Cooperative, Keith Farms, JN & JM Farms and Murray Farms. Mr. Murray’s remaining 10 units are owned jointly with his wife Patricia Murray.

(4)	Units are owned by Farmers Energy Incorporated, through its subsidiary Farmers Energy — One Earth, LLC. Zafar Rizvi, our director, is the President of Farmers Energy — One Earth, LLC and Farmers Energy Incorporated.
The following table shows the directors and officers of One Earth Energy, as of February 18, 2011:

Name	Age	Position	Address
Scott Docherty	47	Chairman/ Director	9 Fir Court
			Monticello, IL 61856
Joseph Thompson	50	Vice President/	49 Deer Run Place
		Director	Monticello, IL 61856

Name	Age	Position	Address
Jack Murray	53	Secretary / Treasurer /	2607 County Rd 1000E
		Director	Champaign, IL 61822
Bruce Bastert	52	Director	110 Mohican Lane
			Loda, IL 60948
Roger Miller	56	Director	804 East Boone Street
			Tolono, IL 61880
Zafar Rizvi	61	Director	2875 Needmore Road
			Dayton, Ohio 45414
Steve Kelly	53	President/General	225 E. 700 N. Road
		Manager	Gibson City, IL 60936
Business Experience of Directors and Officers
     The following is a brief description of the business experience and background of our officers and directors, as of February 18, 2011.
     Scott Docherty, Chairman and Director, Age 47. Mr. Docherty is the general manager of Topflight Grain Coop and has been since June 2004. Topflight Grain Coop is farmer-owned, with 10 facilities in 4 counties. Prior to accepting the general manager position, he was a merchandiser for Topflight Grain Coop. from 1998 until May 2004. Mr. Docherty has served as a director since our inception in 2006. Mr. Docherty’s experience as the general manager provides him with unique insights into strategic planning and the ability to identify opportunities for organizational growth.
     Joseph Thompson, Vice President and Director, Age 50. Mr. Thompson has been the general manager of Alliance Grain Company, a 13 facility grain cooperative with annual net sales of approximately $260 million, since September 1, 2007. As general manager, Mr. Thompson supervises the day-to-day operations of the cooperative facilities. From June 1999 to September 1, 2007, Mr. Thompson served as Alliance’s controller and was responsible for monthly management financial statements presentations, reconciliation of general ledger accounts and implementation of general financial recording practices. He was the Ag Finance Manager for Piatt Service from May 1995 to June 1999. Mr. Thompson’s experience with Alliance provides invaluable insight into the grain industry and guidance for the board’s understanding and implementation of sound financial reporting and practices. Mr. Thompson has also served as a director of Bloomer Shipper Railway Redevelopment League from September 2007 to the present. Mr. Thompson received his bachelor of science in accounting from Illinois College in Jacksonville, Illinois.
     Jack Murray, Secretary / Treasurer and Director, Age 53. Mr. Murray has run Murray Farms, Inc., a farming operation in Champaign, IL, and has done so since May of 1976, serving as the company’s president. Since August 2009, Mr. Murray has served as Premier Cooperative, Inc.’s president. He previously served as president of the Fisher Farmers Grain & Coal Co., having served on that board for a total of nineteen years. Mr. Murray has served as a Company director since our inception. Mr. Murray’s knowledge of the local agricultural economy and experience as an entrepreneur brings a valuable perspective to the Board.
     Bruce Bastert, Director, Age 52. Mr. Bastert is the general manager of Ludlow Cooperative Elevator Company, a cooperative grain company with 11 facilities in Buckley, Clarence, Danforth, Del Rey, Gilman, La Hogue, Loda, Ludlow, Paxton, Purdueville, and Piper City, Illinois. Before his appointment as Ludlow’s general manager in March 2006, Mr. Bastert was general manager of Williamsville Farmers Cooperative from May 1999 through February 2006. In both positions, Mr. Bastert performed chief executive functions associated with grain handling operations and hedging functions for customer accounts. Previously he has worked in the grain industry as general manager, commodity risk management consultant, terminal manager, merchandiser and in corn origination, risk management, logistics, and co-product sales. His knowledge of commodity risk and merchandising make him a valuable addition to the Board. Mr. Bastert is an Agricultural Industries graduate of the University of Illinois. Mr. Bastert has been a director since March 2006.

     Roger Miller, Director, Age 56. Mr. Miller has served as general manager of Premier Cooperative, Inc. since August 2009. This agricultural business is a licensed grain dealer and warehouse that handles corn, soybeans and wheat in East-Central Illinois. Premier has twenty locations in Champaign and Piatt Counties. At Premier, Mr. Miller is responsible for the operational direction of Premier’s twenty facilities and supervision of 72 full-time employees. Prior to this, Mr. Miller served as general manager of Grand Prairie Co-op from 1993 until it merged with Fisher Farmers Grain & Coal Co. into Premier Cooperative in 2009. His knowledge of the local agricultural community combined with his experience in managing multiple locations adds much value to the Board. Mr. Miller has served as a director of the Company since February 2006.
     Zafar Rizvi, Director, Age 61. Zafar Rizvi has served as Vice President of REX American Resources Corporation (NYSE: REX), and President of Farmers Energy Incorporated, REX’s alternative energy investment subsidiary, since 2006. In June 2010, Mr. Rizvi became President of REX. From 1991 through 2006, Mr. Rizvi served as REX’s Vice President of Loss Prevention. Prior to such dates, Mr. Rizvi was employed in the video retailing industry in a variety of management positions. Mr. Rizvi also serves on the board of directors of several non-reporting ethanol companies. Mr. Rizvi holds a B.A. in Economics from Punjab University in Pakistan, an H.N.D. in Business Studies from City of London Polytechnic in England and an M.B.A. from the University of Phoenix. His executive experience combined with his knowledge of the ethanol industry make Mr. Rizvi a valuable addition to the Board. Mr. Rizvi has been a director of the Company since June 2007.
Business Experience of Significant Employees
     Steven Kelly, President/General Manager, Age 53. Mr. Kelly has been employed as our General Manager and President since September 2007. In such capacity, Mr. Kelly is responsible for overseeing and managing the day-to-day operations of the Company’s facility. Mr. Kelly also currently serves as general manager of Bloomer Connecting Shippers Railroad Co. Before assuming the Company’s general manager position, Mr. Kelly was the general manager of Alliance Grain Company from January 1988 to September 2007. Alliance is a locally-owned cooperative that has 13 elevators in 12 East-Central Illinois communities. Mr. Kelly served as a director of One Earth Energy from our inception until September 2007 when he was employed by the Company.
     Larry Brees, Controller, Age 53. Larry Brees began serving as the Company’s Controller in November 2007. As Controller, Mr. Brees directs the Company’s financial affairs including assumption of accounting and treasury functions alongside our treasurer, Jack Murray. Previously, Mr. Brees served as the Chief Financial Officer for E Energy Adams and interim Controller at the HON Company during 2007. Prior to that, he was the Controller of Big River Resources, a 92 million gallon per year ethanol plant in Iowa, from February 2004 through March 2007, and for 12 years served in various accounting and finance roles at Aventine Renewable Energy. Mr. Brees is a Certified Public Accountant, and holds a B.S. in Accounting from Illinois State University, and an M.B.A. from the University of Phoenix. At the time of this report, but subsequent to the end of the 2009 fiscal year, Mr. Brees was appointed and continues to serve as the Company’s Chief Financial Officer.
2. Principal Unitholders
Security Ownership of Certain Beneficial Owners
     As of February 18, 2011 we had the following persons or entities known by us to be the beneficial owners of more than 5% of the outstanding units:

		Amount and Nature of
Title of Class	Name (1)	Beneficial Owner	Percent of Class
Membership Units	Farmers Energy	10,153 units	73.67%
	Incorporated

(1)	The address of Farmers Energy Incorporated is 2875 Needmore Rd., Dayton, Ohio 45414. The units are held by Farmers Energy Incorporated through its subsidiary Farmers Energy — One Earth, LLC.

3. Securities Transactions
     During the 60 days prior to February 18, 2011, One Earth Energy, LLC and its executive officers and directors, Farmers Energy Incorporated and its executive officers and directors, and Farmers Energy — One Earth, LLC and its executive officers, did not effect any transactions in the Company’s units.
4. Certain Transactions
     The Company’s board of directors reviews all transactions with related parties, as that term is defined in Item 404 of SEC Regulation S-K, or any transaction in which related persons have an indirect interest. The Company’s Second Amended and Restated Operating Agreement (the or our “Operating Agreement”) includes a written policy that requires that any such related transaction be made on terms and conditions which are no less favorable to the Company than if the transaction had been made with an independent third party. Further, our Operating Agreement requires our directors to disclose any potential financial interest in any transaction being considered by the board of directors prior to voting on such matter. Since our inception, we have engaged in transactions with seven related parties. Should we engage in any such transactions in the future, all such arrangements will be analyzed and approved in accordance with the above-referenced written policies.
Alliance Grain Company
     Alliance Grain Company is one of our seed capital members and pursuant to our Operating Agreement has the right to appoint one member of our board of directors. On June 27, 2007, we entered into an exchange agreement with Alliance Grain Company. Pursuant to this agreement, we exchanged approximately $2,000 and 5.0 acres of real estate located in Ford County, Illinois, for approximately 5.4 acres of real estate owned by Alliance Grain Company valued at approximately $34,000 located near our site in Ford County, Illinois.
     In addition, we entered into a Grain Handling Agreement with Alliance Grain Company on February 15, 2008. Under this Agreement, Alliance has agreed to provide the Company with its annual corn requirements for the term of the Agreement. Alliance will acquire corn on the Company’s behalf on pricing terms, as determined in separate written contracts customary in the grain industry, including, without limitation, cash forward pricing arrangements. The initial term of the Agreement expires in early June 2011. The Agreement, however, automatically renews for one (1) year terms until (i) the Company or Alliance provides written notice to the other stating its intent to terminate (such written notice to be received no less than 60 days before the expiration of the current term); (ii) either party remains in default following its receipt of a written notice of default and the expiration of a 10-day cure period; (iii) the bankruptcy of or appointment of receivership for either party; or (iv) the mutual agreement of the parties to terminate. In consideration of Alliance’s grain handling and procurement, the Company has agreed to pay Alliance a specified amount per bushel. Topflight Grain Cooperative, Inc., Fisher Farmers Grain & Coal Company, Ludlow Cooperative Elevator Company and Grand Prairie Coop, Inc. are to receive a certain share, on a per bushel of corn basis, of the amount we pay Alliance for each bushel of corn Alliance originates with each of them. Fisher Farmers Grain & Coal Company and Grand Prairie Coop., Inc. have since merged with Premier Cooperative, Inc. As a result, Premier Cooperative, Inc. is now entitled to the per bushel amount Fisher Farmers and Grand Prairie would have received under the Agreement.
     If Alliance fails to deliver the corn required by the Agreement, the Company may purchase substitute corn, seek an injunction or specific enforcement, offset amounts owed to Alliance against the additional cost of substituted corn requirements and/or terminate the Agreement. Alliance may recover payments, cease delivery of corn requirements, seek an injunction or specific enforcement and/or terminate the Agreement if the Company fails to perform as required. The parties have agreed to alternative resolution of all disputes arising under the Agreement, specifically submitting to arbitration with the National Grain and Food Association, or if unavailable, the American Arbitration Association.
Farmers Energy — One Earth, LLC
     Farmers Energy — One Earth, LLC (“FEI — One Earth”) is our majority member. In addition, FEI — One Earth has the right to appoint up to six (6) members of our board of directors. However, regardless of the number of directors actually appointed by it, FEI — One Earth has the right to a majority of the available director votes so long as it holds a majority of our membership units. FEI — One Earth has appointed Zafar Rizvi as its representative. On behalf of FEI — One Earth, Mr. Rizvi holds six votes on each matter submitted to the board of directors for approval.
Topflight Grain Cooperative, Inc., Fisher Farmers Grain & Coal Company, Ludlow Cooperative Elevator Company and Grand Prairie Coop, Inc.
     Our directors, Jack Murray and Roger Miller, are principals of Premier Cooperative, Inc. and are each appointed to the board of directors by Premier Cooperative, Inc. Additionally, our director Bruce Bastert is an owner in Topflight Grain Cooperative, Inc., a general manager of Ludlow Cooperative Elevator Company and Ludlow’s appointed director on our board. Premier Cooperative, Inc., as a successor of Fisher Farmers Grain & Coal Company and Grand Prairie Coop, Inc, Topflight Grain Cooperative, Inc. and Ludlow Cooperative Elevator Company receive certain payments for each bushel of corn originated at each such cooperative and purchased for the Company by Alliance under the Grain Handling Agreement discussed above.
Bloomer Connecting Shippers Railroad Co.
     Our general manager/president, Steve Kelly, is acting general manager for Bloomer Connecting Shippers Railroad Co. On January 15, 2008, we entered into a Switching Agreement with Bloomer, granting it the non-exclusive right to perform switching services for railcars entering and exiting our Facility on the Norfolk Southern Railway and the Bloomer Shippers Railway Redevelopment League industry lead tracks. Bloomer has agreed to provide the workforce and locomotives necessary for the switching services. In consideration of these services, we have agreed to pay a fee based on a per car amount set in the Agreement and based on industry practice. We have also agreed to pay Bloomer an additional fee, to be later agreed on by the parties, for services incidental to the switching services and related to the storing of railcars at Bloomer’s Gibson City Yard for a period exceeding two weeks. Each party has agreed to indemnify the other for losses or injuries related to its own negligence and to share in any loss arising from the negligence of both parties.
     The Agreement has an indefinite term, commencing on January 15, 2008 and ending upon termination, which can occur no earlier than the one (1) year anniversary of Facility operations. Thereafter, either party may terminate the Agreement with ninety (90) days’ written notice if (i) either party is in default and continues in default after thirty (30) days from the receipt of a notice of default; or (ii) Norfolk Southern Railway notifies us that Bloomer’s charges are detrimental to Norfolk’s haul business. All disputes arising under the Agreement must be submitted to the American Arbitration Association, subject to the Commercial Arbitration Rules, with the arbitrator’s decision to be final and conclusive on the parties. The expense of the arbitrator is to be shared equally by the parties, with the parties otherwise responsible for their own related costs and expenses.
     Under this Agreement, the Company expended approximately $127,000 during the 2009 fiscal year. Mr. Thompson, our director, was Bloomer’s general manager when the Agreement was executed, but did not receive any direct financial interest from the Company’s and/or Bloomer’s entry into such Agreement. Mr. Kelly, our director, as Bloomer’s general manager does not receive any direct financial interest from the Company’s and/or Bloomer’s participation in the Switching Agreement. However, any money paid to Bloomer under the Agreement would directly affect Bloomer’s net income and may indirectly affect Mr. Kelly’s compensation for his services as Bloomer’s general manager.

     FEI and FEI — One Earth do not have any agreement, arrangement, or understanding with any other person with respect to One Earth’s units.
3. Executive Officers of FEI — One Earth
     Set forth below is a list of FEI — One Earth’s executive officers and for each, a description of the following: (i) current principal occupation or employment and the name, principal business address of any corporation in which the employment or occupation is conducted; and (ii) material occupations, positions, offices or employment during the past five years. Unless otherwise noted below, the business address of each of the following persons is 2875 Needmore Road, Dayton, Ohio 45414.
     Each of the individuals listed below is a United States citizen. Unless otherwise noted below, none of the following persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of the following persons has during the past five years been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Executive Officers of FEI—One Earth
Set forth below is certain information about each of FEI — One Earth’s executive officers. FEI—One Earth is managed by its officers and does not have any directors.

Name	Age	Position

Stuart Rose	56	Chief Executive Officer
Douglas Bruggeman	50	Vice President-Finance, Chief Financial Officer and Treasurer
Edward Kress	61	Secretary
Zafar Rizvi	61	President and Chief Operating Officer
Stuart Rose has been FEI — One Earth’s Chairman of the Board and Chief Executive Officer since FEI’s incorporation in 2006.
Douglas Bruggeman has been FEI One Earth’s Vice President—Finance and Treasurer since 2006.
Edward Kress has been FEI — One Earth’s Secretary since 2006. Mr. Kress has been a partner of the law firm of Dinsmore & Shohl LLP (formerly Chernesky, Heyman & Kress P.L.L.), FEI — One Earth’s legal counsel, since 1988. Mr. Kress has practiced law in Dayton, Ohio since 1974.
See above for the biographical information of Mr. Rizvi.
4. Directors and Executive Officers of FEI
     Set forth below is a list of FEI’s executive officers and directors and for each, a description of the following: (i) current principal occupation or employment and the name, principal business address of any corporation in which the employment or occupation is conducted; and (ii) material occupations, positions, offices or employment during the past five years. Unless otherwise noted below, the business address of each of the following persons is 2875 Needmore Road, Dayton, Ohio 45414.
     Each of the individuals listed below is a United States citizen. Unless otherwise noted below, none of the following persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), and none of the following persons has during the past five years been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Executive Officers and Directors of FEI

Name	Age	Position

Stuart Rose	56	Director and Chief Executive Officer
Lawrence Tomchin	82	Director
Douglas Bruggeman	50	Vice President-Finance, Chief Financial Officer and Treasurer
Edward Kress	61	Secretary
Zafar Rizvi	61	President and Chief Operating Officer
See above for the biographical information on Mr. Rose, Mr. Bruggeman, Mr. Kress and Mr. Rizvi.
Lawrence Tomchin, 82, retired as the President and Chief Operating Officer of a national consumer electronics and appliance retail company in 2004, a position he held since 1990. Mr. Tomchin has been a director of FEI since 2006.